FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June, 2010
Commission File Number 2 - 68279
RICOH COMPANY, LTD.
(Translation of Registrant’s name into English)
13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ☑       Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐       No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    )

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ricoh Company, Ltd. (Registrant)
Date: June 25 , 2010	By:	/s/ Takashi Nakamura
		Name:	Takashi Nakamura
		Title:	Corporate Senior Vice President General Manager of Personnel Division

(Translation)
(Securities Code: 7752)
June 25, 2010
NOTICE OF RESOLUTIONS
AT THE 110TH ORDINARY GENERAL MEETING OF SHAREHOLDERS
Dear Shareholder,
Ricoh Company, Ltd. hereby informs you of the reports submitted and resolutions reached at its 110th Ordinary General Meeting of Shareholders.
Yours faithfully,
Shiro Kondo,
Representative Director,
President and Chief Executive Officer
Ricoh Company, Ltd.
1-3-6 Nakamagome, Ohta-ku, Tokyo

Reported items:	1.	The Business Report, Consolidated Financial Statements and the results of the audit of the Consolidated Financial Statements by Accounting Auditors and the Board of Corporate Auditors for the fiscal year ended March 31, 2010 (from April 1, 2009 to March 31, 2010) were reported.
	2.	The Non-Consolidated Financial Statements for the fiscal year ended March 31, 2010 (from April 1, 2009 to March 31, 2010) were reported.

Resolved items:
Agenda 1:	Appropriation of surplus Approved as proposed. (The year-end dividend is ¥16.5 per share.)

Agenda 2:	Election of eleven (11) Directors
Approved as proposed, with the reelection and reappointment of Messrs. Masamitsu Sakurai, Shiro Kondo, Takashi Nakamura, Kazunori Azuma and Zenji Miura, and with the new election and appointment of Messrs. Hiroshi Kobayashi, Shiro Sasaki, Yoshimasa Matsuura, Nobuo Inaba, Eiji Hosoya and Mochio Umeda. All of them have assumed their respective offices.
Messrs. Eiji Hosoya and Mochio Umeda are Outside Directors.

Agenda 3:	Election of two (2) Corporate Auditors
Approved as proposed, with the reelection and reappointment of Mr. Shigekazu Iijima, and with the new election and appointment of Mr.

Tsukasa Yunoki.
Mr. Tsukasa Yunoki is an Outside Corporate Auditor.

Agenda 4:	Election of one (1) Substitute Corporate Auditor
Approved as proposed, with the reelection and reappointment of Mr. Kiyohisa Horie. Mr. Kiyohisa Horie is a Substitute Corporate Auditor for Outside Corporate Auditor.

Agenda 5:	Payment of bonuses to Directors
Approved as proposed, with the resolution that bonuses amounting to ¥86.8 million in total be paid to the nine (9) Directors (excluding Outside Directors) who are at the office of Directors during the current fiscal year.
PAYMENT OF DIVIDENDS
It was resolved at the meeting to pay a year-end dividend of ¥16.5 per share (¥33 for the full fiscal year). Please review the enclosed year-end dividend warrant and receive the dividend payment within the payment period (from June 28, 2010 to July 30, 2010).
We have enclosed for your attention a dividend account statement and a remittance notice for shareholders who have specified a bank account transfer, and a dividend account statement and a notice on how to receive your dividend for shareholders who have specified the system of dividend allotment in proportion to the number of shares held.
In addition, starting from this year, we have enclosed for your attention a dividend account statement for shareholders who are to receive dividends through the year-end dividend warrant. The dividend account statement can serve as a reference to verify the received dividend amount and/or to attach to the income tax return.

APPENDIX
1. REPRESENTATIVE DIRECTORS AND DIRECTORS
The Company’s Directors as of June 25, 2010 are as follows:

Representative Director:	Masamitsu Sakurai
Representative Director:	Shiro Kondo
Director:	Takashi Nakamura
Director:	Kazunori Azuma
Director:	Zenji Miura
Director:	Hiroshi Kobayashi
Director:	Shiro Sasaki
Director:	Yoshimasa Matsuura
Director:	Nobuo Inaba
Director:	Eiji Hosoya
Director:	Mochio Umeda
Note: Messrs. Eiji Hosoya, and Mochio Umeda are Outside Directors.
2. CORPORATE AUDITORS
The Company’s Corporate Auditors as of June 25, 2010 are as follows:

Corporate Auditor (Full-time):	Yuji Inoue
Corporate Auditor (Full-time):	Shigekazu Iijima
Corporate Auditor:	Takao Yuhara
Corporate Auditor:	Tsukasa Yunoki
Note: Messrs. Takao Yuhara, and Tsukasa Yunoki are Outside Corporate Auditors.

3. EXECUTIVE OFFICERS
The Company’s Executive Officers as of June 25, 2010 are as follows:

Chairman
Masamitsu Sakurai

President and Chief Executive Officer
Shiro Kondo

Corporate Executive Vice Presidents
Takashi Nakamura Kazunori Azuma Zenji Miura Hiroshi Kobayashi Yoshimasa Matsuura Nobuo Inaba

Corporate Senior Vice Presidents
Terumoto Nonaka Kenji Hatanaka Hiroshi Adachi Kenichi Kanemaru Hisashi Takata Soichi Nagamatsu Yohzoh Matsuura

Corporate Vice Presidents
Kiyoto Nagasawa Yutaka Ebi Norihisa Goto Mitsuhiko Ikuno Kenichi Matsubayashi Kazuhiro Yuasa Masayuki Nishimoto Katsumi Kurihara Junichi Matsuno Kunihito Minakawa Seiji Sakata

Group Executive Officers
Shiro Sasaki Kazuo Togashi Sadahiro Arikawa Hiroshi Tsuruga Kohji Sawa Yoshihiro Niimura Michel De Bosschere Daisuke Segawa Nobuaki Majima Yoshinori Yamashita Matthew J. Espe